UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 28, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 27, 2017, announcing Turkcell’s Second Quarter 2017 results and Q2 2017 IFRS Report.

TURKCELL

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2017 RESULTS

TURKCELL
DIGITAL OPERATOR
TKC
LISTED
NYSE
fizy
TV+
Dergilik
bip
sim

1

Second Quarter 2017 Results

Contents

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2017 refer to the same item as at June 30, 2016. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2017, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year 2016 and 2017 is based on IFRS figures in TRY terms unless otherwise stated.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Second Quarter 2017 Results

SECOND QUARTER HIGHLIGHTS

•	The past two years’ digital transformation strategy reflected in strong operational and financial results

•	Record customer gains, ARPU growth and further traction in digital services:

-	Strong year-on-year total subscriber net additions of 2.1 million in Turkey

-	Mobile ARPU[1] uplift of 13.7% year-on-year; decline in mobile churn rate to 4.2%

-	Mobile multiplay customer share reaches 46.7%, while multiplay with TV customers on the fixed side rises to 40.5%

-	Data and digital services revenues up 78.6%

-	Data usage of 4.5G users reaches 5.9GB in June

•	Highest revenue and EBITDA[2] growth of the past 10 years with all time high revenue and EBITDA:

-	Group revenues and EBITDA up 28.5% and 41.6%, respectively leading to 3.1pp improvement in EBITDA margin to 33.8%, the highest second quarter level since 2008

-	Turkcell Turkey revenues up 26.4% with EBITDA margin of 34.1%; including consumer finance company, Turkcell Turkey revenues up 29.7% with EBITDA margin of 34.4%;

-	Turkcell International revenues up 26.5% with EBITDA margin of 25.6%

-	Other subsidiaries’ revenues, comprising information and entertainment services, call center services and financial services revenues, up 74.7% with increased consumer finance company contribution

•	Group net income up 69.2% to TRY704 million mainly on solid operational performance

•	4.5G license payments completed with TRY1.5 billion final installment paid on April 26th

•	TRY3 billion dividend approved at the General Assembly of May 25th

•	TRY100 million of consumer finance company receivables securitized in April and preparations for the second asset-backed security issuance in progress

•
Given the strong first half performance, we revised our full year guidance for revenue growth from 16%-18% to 21%-23%, for EBITDA margin from 32%-34% to 33%-35%, while maintained our full year guidance for capex[3] over sales; capex over sales targeted at 19%-20%[4]

FINANCIAL HIGHLIGHTS

TRY million	Q216	Q217	y/y %	H116	H117	y/y %
Revenue	3,358	4,316	28.5%	6,583	8,369	27.1%
Turkcell Turkey	3,008	3,803	26.4%	5,936	7,366	24.1%
EBITDA[2]	1,029	1,457	41.6%	2,031	2,857	40.7%
Turkcell Turkey	923	1,298	40.6%	1,839	2,567	39.6%
EBITDA Margin	30.7%	33.8%	3.1pp	30.8%	34.1%	3.3pp
Net Income	416	704	69.2%	979	1,163	18.8%

(1) Excluding M2M
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) Excluding license fee
(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2017 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

3

Second Quarter 2017 Results

COMMENTS BY KAAN TERZIOGLU, CEO

Digital transformation has paved the way for 28.5% top-line growth

Our digital transformation began in 2015, and marking a turning point on this journey, the launch of 4.5G in our home country Turkey on April 1, 2016, opened the door to a truly and comprehensively digitalized world. Our customers’ appreciation and enthusiasm in embracing our products since then have confirmed the validity of our digital-focused business model. Today, we celebrate our results, which we see as a milestone for both our company and our industry, by ringing the closing bell at the NYSE where we have been listed for 17 years.

Encouraged by our customers’ demand, we revise our target upwards

Turkcell Group has registered its record high revenue and EBITDA growth of the past ten years. Group revenues rose 28.5% to TRY4.3 billion, while EBITDA1 increased 41.6% to TRY1.5 billion, achieving a 33.8% EBITDA margin. Net income rose to TRY704 million on 69.2% yearly growth. Our solid financial results on the back of a larger customer base, rising data demand, and higher usage of our products and services on our fast and superior network, prompt us to revise our guidance upwards to 21% - 23% for revenue growth and 33% - 35% for EBITDA margin2.

With our digital services, our customers are reshaping how they experience life

With our digital services, we had aimed to transform Turkcell from a network provider into a services-focused experience provider that offers more than voice and data. Our customers increasingly prefer Turkcell services as they transform their ways of interacting, watching, listening, reading, doing business, accessing news and entertainment, and saving their memories. This increasing demand encourages us as we move forward.

BiP, our first and leading global product on this digital transformation journey, has been downloaded over 14.7 million times globally; it serves as a platform for over one million voice and video call minutes per day on average. BiP has established a partnership with the third largest game developer in Europe, Orange Games, and launched the “Game on BiP” platform, enriching its content. Our digital music platform, fizy, was the channel on which Turkey’s megastar Tarkan premiered his new album. Tarkan fans were not only able to listen to the album for the first time, but also watch his concerts live over fizy. Over 6 million songs on average are streamed daily on fizy, which had been the most downloaded application on AppStore. Our digital magazine application, Dergilik, has brought a breath of fresh air to the sector; in June alone, over 2.1 million magazines were read on this platform, greatly exceeding the print format. Users of our TV platform TV+ have reached 1.5 million. In line with our aim of transforming the small-screen video viewing experience, average per user viewing duration on the TV+ OTT app has risen to 51 min from 7 min prior to the 4.5G launch thanks to our technology, offerings and content. Meanwhile, lifebox, our personal cloud app, which is now also on Apple TV, has been downloaded over 4.9 million times. Our customers have used 110 thousand GB of data in June to upload over 110 million files.

Highest net customer add of the past six years

Our innovative approach to digital services has positively impacted customer satisfaction and loyalty, strengthening customer retention. Further, we recorded the highest quarterly net customer add of the past six years of 757 thousand, reaching 34.2 million mobile customers. The share of postpaid customers has reached 53.2% in total thanks to the highest net postpaid add of the past five years. Our fiber customers rose by 32 thousand this quarter to 1.1 million, whereby total fixed broadband customers exceeded 2 million.

The share of multi-play customers in the mobile segment using voice, data and digital services reached 46.7%3. Meanwhile, the share of multi-play customers with TV on the fixed side reached 40.5%4. These figures, which indicate that our customers want to see Turkcell in more areas of their lives, and our expanding customer base, give us confidence in the sustainability of double-digit growth going forward.

Data usage on 4.5G, a pillar of our growth, has reached 5.9GB

This quarter, we continued to invest in the 4.5G network, the building block of our growing digital services and attractive offerings, and have reached a population coverage of 83.79%. Data consumption of 4.5G users reached 5.9GB in June, and total per capita data consumption increased by 69% year-on-year to 4.1GB.
4

Second Quarter 2017 Results

Rising smartphone penetration on our network has been another factor enabling us to achieve these figures. In fact, this quarter, we have already reached the 70% smartphone penetration target set for year-end 2018.

Moreover, we provide our customers financing options via Financell, a part of Turkcell Group, facilitating their access to the latest technology. Financell, which has provided over 3.7 million loans to date, has become Turkey’s largest consumer finance company in terms of the number of loans extended. As part of our responsible financing practices, the number of loan protection and life insurance policies bundled with Financell credit has reached 600 thousand.

The goal of making technology accessible not only underlies Financell, but also our T-series smartphones, the latest and most advanced of which is T80 and the compatible Turkcell VR headset. Virtual reality applications, which are among the technologies set to shape the future, will be accessible to our customers with these two devices.

In a landmark development in our techfin field, Paycell has now been granted an e-money license by banking regulator the BRSA. Thus, in addition to the distinctive payment solutions Paycell already offers, it can now extend its new generation payment card.  Our aim is to have 10 million Paycell card users within a three year timeframe.

Serving the highest technology to the populations most in need

We continue to use the latest technologies enabled by digital services on 4.5G for those who are most in need. With technology, we support the education of children with special needs, help entrepreneurs raise project funding, introduce coding and programming to large segments of society and help disabled individuals fully realize their potential.

In this context, we also serve Turkey’s Syrian refugee population with our “Hello Hope” mobile application, which has reached 468 thousand users since its launch in September 2016. Previously recognized by the GSMA for best use of mobile technology in humanitarian and emergency situations, “Hello Hope” received yet another award from the World Summit for Information Society (WSIS) led by the International Telecommunications Union (ITU), the UN body for the telecommunications industry. Additionally, “Hello Hope” was selected among fourteen inspirational projects globally by the UNESCO-Pearson Initiative for Literacy.

Glad to have delivered our commitment to our shareholders with the dividend distribution decision

Our shareholders voted in favor of a 3 billion TL dividend distribution at the General Assembly on May 25, 2017.  We are pleased to have met our commitment to our shareholders and distributing nearly 54% of our net income since 2010, in line with our dividend policy.  We will continue to work with the same discipline to sustain our solid financial and operational results and maintain our strong balance sheet, which has made this decision possible.

Inspired by the success story in Turkey, we now aim at the global digital market

We became a pioneer in the Turkish financial market with our listing on both the BIST and NYSE seventeen years ago. Today, institutional and individual investors from 52 countries trust Turkcell. We continue to work tirelessly every day to merit this trust with our transformation, which has been inspirational not only in Turkey, but also in the international telecoms arena.

Our goal now is to extend our digital know-how, which grew with the loyalty and demand of our customers in Turkey, on a global scale. We have enhanced our digital products and services, and our digital-focused business model, in order to offer them globally.

We would like to congratulate the Turkcell team and all of our stakeholders for their contribution to our success, and to thank our Board of Directors for providing continued guidance and support. We would also like to express our gratitude to our customers, who have been with us throughout this success story.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(3) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(4) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

5

Second Quarter 2017 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Half Year
	Q216	Q217	y/y %	H116	H117	y/y %
Revenue	3,358.1	4,316.0	28.5%	6,583.5	8,368.6	27.1%
Cost of revenue[1]	(2,236.9)	(2,783.9)	24.5%	(4,255.7)	(5,400.6)	26.9%
Cost of revenue1/Revenue	(66.6%)	(64.5%)	2.1pp	(64.6%)	(64.5%)	0.1pp
Depreciation and amortization	(567.1)	(617.0)	8.8%	(1,021.9)	(1,245.4)	21.9%
Gross Margin	33.4%	35.5%	2.1pp	35.4%	35.5%	0.1pp
Administrative expenses	(175.8)	(183.8)	4.6%	(354.5)	(383.6)	8.2%
Administrative expenses/Revenue	(5.2%)	(4.3%)	0.9pp	(5.4%)	(4.6%)	0.8pp
Selling and marketing expenses	(483.2)	(508.3)	5.2%	(964.4)	(972.9)	0.9%
Selling and marketing expenses/Revenue	(14.4%)	(11.8%)	2.6pp	(14.6%)	(11.6%)	3.0pp
EBITDA[2]	1,029.3	1,457.0	41.6%	2,030.8	2,856.9	40.7%
EBITDA Margin	30.7%	33.8%	3.1pp	30.8%	34.1%	3.3pp
EBIT[3]	462.2	840.0	81.7%	1,008.9	1,611.5	59.7%
Net finance income / (costs)	21.8	95.8	339.4%	188.0	(50.8)	(127.0%)
Finance costs	(140.7)	(146.1)	3.8%	(195.7)	(494.2)	152.5%
Finance income	162.5	241.9	48.9%	383.7	443.4	15.6%
Other income / (expense)	13.8	(36.8)	(366.7%)	2.7	(33.1)	n.m
Non-controlling interests	(11.6)	(11.0)	(5.2%)	(22.5)	(23.8)	5.8%
Income tax expense	(62.2)	(183.9)	195.7%	(205.6)	(341.2)	66.0%
Discontinued operations	(7.9)	-	n.m	7.3	-	n.m
Net Income	416.1	704.1	69.2%	978.8	1,162.6	18.8%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 28.5% year-on-year in Q217. This growth came mainly from the strong ARPU performance of Turkcell Turkey on the back of solid data and digital services growth, and customer base expansion.

Turkcell Turkey revenues, at 88% of Group revenues, rose by 26.4% to TRY3,803 million (TRY3,008 million).

-	Mobile data revenues grew by 65.1% to TRY1,462 million (TRY886 million) due to rising smartphone penetration, increased data users and higher data consumption.

-	Fixed data revenues rose by 27.8% to TRY326 million (TRY255 million) on increased users, higher consumption and price increases.

-
Digital services revenues grew by 178.8% to TRY692 million (TRY248 million). This growth comes mainly from TV+, our digital publishing service Dergilik, music platform fizy, personal cloud service lifebox and other mobile services.

-	Overall data and digital services revenues, comprising 65% of Turkcell Turkey revenues, rose by 78.6% to TRY2,480 million (TRY1,389 million).

Wholesale revenues grew by 40.6% to TRY144 million (TRY102 million) on increased carrier traffic.

6

Second Quarter 2017 Results

-
We reported revenues of TRY22 million originating from our Universal Service Project, which is aimed at building and operating infrastructure in unserved rural areas. Contractually, this project is financed by the Universal Service fund on a net cost basis.

Turkcell International revenues, constituting 6% of Group revenues, rose by 26.5% to TRY258 million (TRY204 million), driven mainly by the increase in lifecell and BeST revenues.

Other subsidiaries’ revenues, at 6% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services grew by 74.7% to TRY255 million (TRY146 million). The consumer finance company’s revenues, which reached TRY141 million (TRY30 million) in Q217 were the main driver of this growth.

Cost of revenue declined to 64.5% (66.6%) as a percentage of revenues in Q217. This was mainly driven by the decline in depreciation and amortization expenses (2.6pp), radio expenses (1.7pp), treasury share (1.3pp), interconnect costs (0.9pp) and other cost items (0.6pp), despite the increase in consumer finance company funding costs (1.5pp), and GSM related equipment costs (3.5pp).

Administrative expenses declined to 4.3% (5.2%) as a percentage of revenues in Q217.

Selling and marketing expenses dropped to 11.8% (14.4%) as a percentage of revenues in Q217, due to the decline in marketing expenses (1.3pp), prepaid subscriber frequency usage fees (0.8pp) and other cost items (0.5pp).

EBITDA1 rose by 41.6% year-on-year in Q217 leading to an EBITDA margin of 33.8% (30.7%) on a 3.1pp improvement. Cost of revenue (excluding depreciation and amortization) rose by 0.4pp, while administrative expenses and selling and marketing expenses declined by 0.9pp and 2.6pp, respectively.

-	Turkcell Turkey’s EBITDA grew by 40.6% to TRY1,298 million (TRY923 million) with an EBITDA margin improvement of 3.4pp to 34.1% (30.7%).

-	Turkcell International EBITDA rose by 24.5% to TRY66 million (TRY53 million), which resulted in an EBITDA margin of 25.6% (26.0%).

-	The EBITDA of other subsidiaries rose by 75.1% to TRY93 million (TRY53 million) with the increasing contribution of our consumer finance company.

Net finance income of TRY96 million (TRY22 million) was reported in Q217, which rose year-on-year mainly due to the positive impact of the change in the fair value of cross currency swap transactions.

Income tax expense increased 195.7% year-on-year in Q217. Please see Appendix A for details.

Net income of the Group rose by 69.2% to TRY704 million (TRY416 million) year-on-year in Q217. This was mainly driven by solid growth in EBITDA.

Turkcell Turkey’s net income increased by 60.1% to TRY661 million (TRY413 million) in Q217, mainly due to factors explained above with respect to the rise in Group net income.

Total cash & debt: Consolidated cash as of June 30, 2017 declined to TRY4,995 million from TRY6,451 million as of March 31, 2017, mainly due to payment of the final intsallment of the 4.5G license fee and first installment of the dividend payment. TRY3,006 million (US$857 million) of consolidated cash was denominated in US$, TRY965 million (EUR241 million) in EUR and TRY1,023 million in TRY and other local currencies.

Consolidated debt as of June 30, 2017 increased to TRY11,197 million from TRY10,730 million as of March 31, 2017. This was mainly due to the increased debt portfolio of our consumer finance company.

•	Turkcell Turkey’s debt was TRY7,863 million, of which TRY3,466 million (US$988 million) was denominated in US$, TRY4,066 million (EUR1,016 million) in EUR and the remaining TRY331 million in TRY.

•	The debt balance of lifecell was TRY533 million, denominated in UAH.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

7

Second Quarter 2017 Results

•
Our consumer finance company had a debt balance of TRY2,797 million, of which TRY177 million (US$51million) was denominated in US$, and TRY533 million (EUR133 million) in EUR (Please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY6,483 million of our consolidated debt is set at a floating rate, while TRY4,042 million will mature within less than a year.

Net debt as of June 30, 2017 was at TRY6,203 million with a net debt to EBITDA ratio of 1.1 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY2.7 billion with a leverage of 0.5 times.

Turkcell Group’s short position was at US$203 million as at the end of Q217 within our comfort zone which is below US$500 million advised by our Board considering the size of our operations and balance sheet. (Please note that this figure takes into account advance payments and the impact of hedging).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY773 million in Q217. The cash flow item noted as “other” in Q217 included payment of the final installment of the 4.5G license fee (TRY1,535 million) and the negative impact of the change in other working capital (TRY195 million). The cash flow item noted as “other” in Q216 included payment of the second installment of the 4.5G license fee (TRY1,323 million), advance payments for fixed asset purchases (TRY915 million) and the negative impact of the change in other working capital (TRY2 million).

In Q217 and H117, operational capital expenditures (excluding license fees) at the Group level were at 16.7% and 15.0% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Half Year
	Q216	Q217	H116	H117
EBITDA[1]	1,029.3	1,457.0	2,030.8	2,856.9
LESS:
Capex and License	(879.6)	(773.3)	(1,618.0)	(1,344.7)
Turkcell Turkey	(801.6)	(698.1)	(1,477.0)	(1,231.5)
Turkcell International[2]	(71.0)	(67.6)	(132.7)	(102.6)
Other Subsidiaries[2]	(7.0)	(7.6)	(8.3)	(10.6)
Net interest Income/ (expense)	45.9	139.1	217.4	150.0
Other	(2,240.1)	(1,729.3)	(2,925.9)	(2,720.4)
Net Change in Debt	3,291.5	450.5	3,146.3	1,000.4
Cash generated / (used)	1,247.0	(456.0)	850.6	(57.8)
Cash balance before dividend payment	3,769.4	5,994.5	3,769.4	5,994.5
Dividend paid	-	(1,000.0)	-	(1,000.0)
Cash balance after dividend payment	3,769.4	4,994.5	3,769.4	4,994.5

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

8

Second Quarter 2017 Results

Operational Review of Turkcell Turkey
Summary of Operational data	Q216	Q117	Q217	y/y %	q/q %
Number of subscribers (million)	34.5	35.8	36.6	6.1%	2.2%
Mobile Postpaid (million)	16.8	17.7	18.2	8.3%	2.8%
Mobile M2M (million)	2.0	2.1	2.2	10.0%	4.8%
Mobile Prepaid (million)	15.8	15.7	16.0	1.3%	1.9%
Fiber (thousand)	965.4	1,085.5	1,117.5	15.8%	2.9%
ADSL (thousand)	675.2	879.6	907.1	34.3%	3.1%
IPTV (thousand)	303.0	402.0	436.0	43.9%	8.5%
Churn (%)
Mobile Churn (%)[1]	8.0%	5.0%	4.2%	(3.8pp)	(0.8pp)
Fixed churn (%)	5.1%	5.2%	4.8%	(0.3pp)	(0.4pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	25.7	28.8	29.1	13.2%	1.0%
Mobile ARPU, blended (excluding M2M)	27.1	30.5	30.8	13.7%	1.0%
Postpaid	37.7	41.7	42.0	11.4%	0.7%
Postpaid (excluding M2M)	42.3	47.0	47.3	11.8%	0.6%
Prepaid	13.3	14.3	14.6	9.8%	2.1%
Fixed Residential ARPU, blended (TRY)	51.3	53.1	52.7	2.7%	(0.8%)
Average mobile data usage per user (GB/user)	2.3	3.0	3.9	69.6%	30.0%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	323.5	323.7	345.0	6.6%	6.6%

(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10.) Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.  The net mobile subscriber addition figures and mobile churn rate for Q117 and Q217 disclosed in this document have been positively impacted by this change.

Our mobile customer base grew by 757 thousand quarterly net additions, reaching 34.2 million in total, on the back of our value propositions focused on a richer customer experience. Our postpaid customer base expanded by 503 thousand quarterly net additions reaching 53.2% (51.6%) of our total mobile customer base. Meanwhile, we registered 253 thousand quarterly net additions to our prepaid customers. On a year-on-year basis our mobile customer base expanded by 1.6 million net additions.

Our fixed customer base exceeded 2 million customers on 60 thousand quarterly net additions, of which 32 thousand were fiber and 28 thousand were ADSL customers. Fixed customer base grew by 384 thousand net additions year-on-year. IPTV customers reached 436 thousand on 34 thousand quarterly and 133 thousand annual net additions. Total TV users including OTT TV only customers exceeded 1.5 million. Turkcell TV+ mobile application has been downloaded 4.2 million times as of July 2017.

Mobile churn declined 3.8pp year-on-year with our value focused customer strategy, value propositions that led to increased customer retention and attractiveness of our digital services. Fixed churn rate fell 0.3pp year-on-year with actions taken to reduce involuntary churn of customers.

Mobile ARPU (excluding M2M) grew by 13.7% year-on-year driven mainly by our upsell efforts, a favorable change in customer mix and increased data and digital services usage enabled by our 4.5G network. The increased share of triple play customers, who use voice, data and digital services combined, to 46.7%1 contributed to the ARPU rise as well.

Fixed residential ARPU rose by 2.7% year-on-year with the increase in multiplay customers with TV2 to 40.5% of total residential fiber customers, along with upsell efforts and price increases.

Average mobile data usage per user rose by 69.6% year-on-year on the back of strong demand for data and digital services offerings. Average mobile data usage of 4.5G users was at 5.9GB in June.

Smartphones on our network reached 21.5 million with 1.0 million quarterly net additions resulting in a penetration of 70%. 4.5G enabled smartphones reached 61% of the total smartphones.

(1) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users
9

Second Quarter 2017 Results

TURKCELL INTERNATIONAL
lifecell* Financial Data	Quarter			Half Year
	Q216	Q217	y/y%	H116	H117	y/y%
Revenue (million UAH)	1,152.2	1,173.3	1.8%	2,284.8	2,353.5	3.0%
EBITDA (million UAH)	304.1	303.6	(0.2%)	660.2	623.3	(5.6%)
EBITDA margin	26.4%	25.9%	(0.5pp)	28.9%	26.5%	(2.4pp)
Net income / (loss) (million UAH)	1,178.3	(94.0)	(108.0%)	1,110.7	(231.9)	(120.9%)
Capex (million UAH)	562.5	443.9	(21.1%)	1,019.4	681.5	(33.1%)
Revenue (million TRY)	131.0	157.8	20.5%	259.5	317.6	22.4%
EBITDA (million TRY)	34.5	40.8	18.3%	74.9	84.1	12.3%
EBITDA margin	26.4%	25.9%	(0.5pp)	28.9%	26.5%	(2.4pp)
Net income / (loss) (million TRY)	128.6	(12.6)	(109.8%)	120.2	(31.3)	(126.0%)
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell registered a 1.8% rise in revenues in Q217 in local currency terms on a year-on-year basis driven mainly by mobile data revenue growth on the back of rising 3G data users and their increased consumption on the 3G+ network. Overall revenue growth was impacted by the MTR cut from UAH0.23/min to UAH0.15/min, effective as of January 1, 2017. lifecell’s EBITDA in local currency terms was nearly flat leading to an EBITDA margin of 25.9%, which has been impacted by a higher operational leasing expense post tower related sale and leaseback transactions.

lifecell’s revenues in TRY terms rose by 20.5%, while EBITDA increased by 18.3% year-on-year in Q217.

lifecell*	Q216	Q117	Q217	y/y%	q/q %
Number of subscribers (million)[1]	12.9	12.3	12.3	(4.7%)	-
Active (3 months)[2]	9.7	8.9	8.4	(13.4%)	(5.6%)
MOU (minutes) (12 months)	138.9	127.2	126.7	(8.8%)	(0.4%)
ARPU (Average Monthly Revenue per User), blended (UAH)	29.3	31.9	31.7	8.2%	(0.6%)
Active (3 months) (UAH)	38.2	43.3	45.5	19.1%	5.1%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell continued its leadership in geographical coverage in Ukraine expanding its 3G+ network. The number of three-month active 3G data users reached 3.5 million, while data consumption per user almost doubled in Q217 on a year-on-year basis.  Meanwhile, lifecell maintained its leadership in the market in terms of smartphone penetration, which reached 63% as at the end of Q217. Moreover, during the quarter lifecell introduced BiP-gaming, fizy radio platform and lifebox service, while enabling calls from BiP to lifecell GSM customers.

lifecell’s three-month active subscriber base declined to 8.4 million, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU (3-month active) rose by 19.1% year-on-year in Q217 mainly with rising mobile data consumption and the increased number of customers with higher ARPU tariffs.

10

Second Quarter 2017 Results

BeST*	Quarter			Half Year
	Q216	Q217	y/y%	H116	H117	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.1	1.2	9.1%	1.1	1.2	9.1%
Revenue (million BYN)	23.8	27.6	16.0%	46.9	51.6	10.0%
EBITDA (million BYN)	0.8	1.8	125.0%	1.1	0.5	(54.5%)
EBITDA margin	3.2%	6.6%	3.4pp	2.4%	1.0%	(1.4pp)
Net loss (million BYN)	(12.8)	(9.3)	(27.3%)	(22.5)	(22.7)	0.9%
Capex (million BYN)	1.7	2.2	29.4%	5.1	5.1	-
Revenue (million TRY)	34.8	52.3	50.3%	67.5	98.4	45.8%
EBITDA (million TRY)	1.1	3.4	209.1%	1.7	1.0	(41.2%)
EBITDA margin	3.2%	6.6%	3.4pp	2.5%	1.0%	(1.5pp)
Net loss (million TRY)	(18.6)	(17.7)	(4.8%)	(32.3)	(43.3)	34.1%
Capex (million TRY)	2.6	3.5	34.6%	7.4	9.3	25.7%

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose by 16.0% year-on-year in Q217 in local currency terms, driven mainly by growth in voice and data revenues. BeST recorded a 3.4pp EBITDA margin improvement to 6.6% (3.2%), mainly driven by top-line growth and better operational expense management. BeST’s revenues in TRY terms rose by 50.3% year-on-year in Q217.

BeST continued to offer 4G services to its customers in Minsk, Vitebsk and Grodno in partnership with becloud. The increase in 4G users led to higher total data consumption and increased data revenues. Furthermore, in accordance with Turkcell’s global digital services strategy, BeST continued to increase the penetration of its digital services within its customer base.

Kuzey Kıbrıs Turkcell (million TRY)*	Quarter			Half Year
	Q216	Q217	y/y%	H116	H117	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	33.7	40.0	18.7%	66.1	76.3	15.4%
EBITDA	12.8	15.2	18.8%	24.1	28.3	17.4%
EBITDA margin	38.0%	38.1%	0.1pp	36.4%	37.1%	0.7pp
Net income	10.9	9.7	(11.0%)	17.0	17.3	1.8%
Capex	4.4	4.2	(4.5%)	7.3	7.8	6.8%

(*) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 18.7% year-on-year in Q217, reflecting mobile data growth on the back of increased data consumption. EBITDA rose by 18.8% leading to an EBITDA margin of 38.1% (38.0%).

Fintur has operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016*.

(*)For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2017, which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
11

Second Quarter 2017 Results

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 51.4 million as of June 30, 2017. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and Turkcell Europe.

Turkcell Group Subscribers	Q216	Q117	Q217	y/y %	q/q %
Mobile Postpaid (million)	16.8	17.7	18.2	8.3%	2.8%
Mobile Prepaid (million)	15.8	15.7	16.0	1.3%	1.9%
Fiber (thousand)	965.4	1,085.5	1,117.5	15.8%	2.9%
ADSL (thousand)	675.2	879.6	907.1	34.3%	3.1%
IPTV (thousand)	303.0	402.0	436.0	43.9%	8.5%
Turkcell Turkey subscribers (million)[1]	34.5	35.8	36.6	6.1%	2.2%
Ukraine	12.9	12.3	12.3	(4.7%)	-
Belarus	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
Turkcell Europe[2]	0.3	0.3	0.4	33.3%	33.3%
Turkcell Group Subscribers (million)	49.8	50.4	51.4	3.2%	2.0%

(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Half Year
	Q216	Q117	Q217	y/y%	q/q%	H116	H117	y/y%
GDP Growth (Turkey)	5.3%	5.0%	n.a	n.a	n.a	4.9%	n.a	n.a
Consumer Price Index (Turkey)	1.8%	4.3%	1.5%	(0.3pp)	(2.8pp)	3.6%	5.9%	2.3pp
US$ / TRY rate
Closing Rate	2.8936	3.6386	3.5071	21.2%	(3.6%)	2.8936	3.5071	21.2%
Average Rate	2.8736	3.6665	3.5625	24.0%	(2.8%)	2.8969	3.6145	24.8%
EUR / TRY rate
Closing Rate	3.2044	3.9083	4.0030	24.9%	2.4%	3.2044	4.0030	24.9%
Average Rate	3.2292	3.9012	3.9348	21.9%	0.9%	3.2232	3.9180	21.6%
US$ / UAH rate
Closing Rate	24.85	26.98	26.10	5.0%	(3.3%)	24.85	26.10	5.0%
Average Rate	25.30	27.09	26.48	4.7%	(2.3%)	25.53	26.78	4.9%
US$ / BYR rate
Closing Rate	2.0053	1.8720	1.9336	(3.6%)	3.3%	2.0053	1.9336	(3.6%)
Average Rate	1.9698	1.9109	1.8787	(4.6%)	(1.7%)	2.0125	1.8948	(5.8%)

* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

12

Second Quarter 2017 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Half Year
	Q216	Q217	y/y%	H116	H117	y/y%
Adjusted EBITDA	1,029.3	1,457.0	41.6%	2,030.8	2,856.9	40.7%
Depreciation and amortization	(567.1)	(617.0)	8.8%	(1,021.9)	(1,245.4)	21.9%
Finance income	162.5	241.9	48.9%	383.7	443.4	15.6%
Finance costs	(140.7)	(146.1)	3.8%	(195.7)	(494.2)	152.5%
Other income / (expense)	13.8	(36.8)	(366.7%)	2.7	(33.1)	n.m
Consolidated profit from continued operations before income tax & minority interest	497.8	899.0	80.6%	1,199.6	1,527.6	27.3%
Income tax expense	(62.2)	(183.9)	195.7%	(205.6)	(341.2)	66.0%
Consolidated profit from continued operations before minority interest	435.6	715.0	64.1%	994.0	1,186.4	19.4%
Discontinued operations	(7.9)	-	n.m	7.3	-	n.m
Consolidated profit before minority interest	427.7	715.0	67.2%	1,001.3	1,186.4	18.5%

13

Second Quarter 2017 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2017 and for the medium term 2017 to 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch and goals of our payment card business, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2016 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.58% and 96.73%, respectively, as of June 2017. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies operate in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova – as of June 30, 2017. Turkcell Group reported a TRY4.3 billion revenue in Q217 with total assets of TRY31.9 billion as of June 30, 2017. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Second Quarter 2017 Results

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Quarter			Half Year
	Q216	Q217	y/y %	H116	H117	y/y %
Turkcell Turkey	(20.2)	(45.1)	123.3%	(27.1)	(199.9)	637.6%
Turkcell International	(4.0)	9.3	n.m	(0.8)	2.4	n.m
Other Subsidiaries	0.1	(7.4)	n.m	(1.5)	(3.2)	113.3%
Turkcell Group	(24.1)	(43.3)	79.7%	(29.4)	(200.7)	582.7%

Table: Income tax expense details

Million TRY	Quarter			Half Year
	Q216	Q217	y/y %	H116	H117	y/y %
Current Tax expense	(37.0)	(136.9)	270.0%	(150.6)	(233.0)	54.7%
Deferred Tax Income/expense	(25.2)	(47.0)	86.5%	(55.0)	(108.1)	96.5%
Income Tax expense	(62.2)	(183.9)	195.7%	(205.6)	(341.2)	66.0%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	30 June 2017	31 December 2016
Assets
Property, plant and equipment	8	8,442,490	8,195,705
Intangible assets	9	8,151,709	8,235,989
Investment properties		2,333	46,270
Other non-current assets		573,621	575,234
Trade receivables		183,510	235,393
Receivables from financial services		1,136,133	909,466
Deferred tax assets		21,033	51,255
Held to maturity investments		1,472	-
Total non-current assets		18,512,301	18,249,312

Inventories		142,800	131,973
Due from related parties		3,853	5,861
Trade receivables and accrued income		2,801,836	3,289,904
Receivables from financial services		2,316,946	1,486,906
Other current assets		1,392,007	770,135
Derivative financial instruments		527,440	390,958
Held to maturity investments		3,251	-
Cash and cash equivalents		4,994,519	6,052,352
Subtotal		12,182,652	12,128,089
Assets classified as held for sale	10	1,219,304	1,222,757

Total current assets		13,401,956	13,350,846

Total assets		31,914,257	31,600,158

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(56,313)	(65,607)
Additional paid in capital		35,026	35,026
Reserves		1,436,480	1,102,896
Remeasurements of employee termination benefit		(41,786)	(41,786)
Retained earnings		10,588,335	12,780,967
Total equity attributable to owners		14,162,011	16,011,765
Non-controlling interests		39,139	56,632

Total equity		14,201,150	16,068,397

Liabilities
Borrowings	12	7,155,554	6,935,102
Employee benefit obligations		181,679	164,553
Provisions		173,052	187,541
Other non-current liabilities		463,881	427,547
Deferred tax liabilities		545,370	458,160
Total non-current liabilities		8,519,536	8,172,903

Borrowings	12	4,041,868	2,846,060
Current tax liabilities		125,173	71,638
Trade and other payables		2,731,505	4,101,991
Due to related parties		1,947,450	11,201
Deferred revenue		155,417	93,800
Provisions		126,015	192,442
Derivative financial instruments		66,143	41,726
Total current liabilities		9,193,571	7,358,858

Total liabilities		17,713,107	15,531,761

Total equity and liabilities		31,914,257	31,600,158

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Revenue	4	8,111,536	6,551,595	4,174,904	3,328,560
Revenue from financial services		257,084	31,877	141,114	29,530
Total revenue		8,368,620	6,583,472	4,316,018	3,358,090

Cost of revenue		(5,268,211)	(4,250,570)	(2,710,357)	(2,232,144)
Cost of revenue from financial services		(132,362)	(5,090)	(73,579)	(4,746)
Total cost of revenue		(5,400,573)	(4,255,660)	(2,783,936)	(2,236,890)

Gross profit from non-financial services		2,843,325	2,301,025	1,464,547	1,096,416
Gross profit from financial services		124,722	26,787	67,535	24,784
Gross profit		2,968,047	2,327,812	1,532,082	1,121,200

Other income		32,091	45,352	(2,887)	39,347
Selling and marketing expenses		(972,930)	(964,412)	(508,314)	(483,164)
Administrative expenses		(383,603)	(354,475)	(183,771)	(175,803)
Other expenses		(65,226)	(42,668)	(33,936)	(25,559)
Operating profit		1,578,379	1,011,609	803,174	476,021

Finance income	6	443,419	383,706	241,925	162,459
Finance costs	6	(494,204)	(195,671)	(146,120)	(140,671)
Net finance income / (cost)		(50,785)	188,035	95,805	21,788

Profit before income tax		1,527,594	1,199,644	898,979	497,809

Income tax expense	7	(341,157)	(205,685)	(183,943)	(62,251)
Profit from continuing operations		1,186,437	993,959	715,036	435,558

Profit/ (loss) from discontinued operations		-	7,301	-	(7,879)

Profit for the period		1,186,437	1,001,260	715,036	427,679

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,162,645	978,804	704,073	416,086
Non-controlling interest (*)		23,792	22,456	10,963	11,593
Profit for the period		1,186,437	1,001,260	715,036	427,679

Earnings per shares (in full TL)		0.53	0.45	0.32	0.19
Basic earnings per share for profit from continuing operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		0.53	0.44	0.32	0.19
Basic earnings/ (loss) per share for profit from discontinued operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		-	0.003	-	(0.004)
 (*) Profit attributable to non-controlling interests solely derives from continuing operations.

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Six months ended		Three months ended
	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Profit for the period	1,186,437	1,001,260	715,036	427,679

Other comprehensive income / (loss):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	-	(973)	-	(86)
Income tax relating to remeasurements of employee termination benefits	-	216	-	33
	-	(757)	-	(53)
Items that will or may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	25,253	(20,335)	(12,026)	34,446
Exchange differences arising from discontinued operations	(3,457)	8,244	(37,567)	20,115
Income tax relating to these items	(40,546)	(3,018)	(5,321)	(1,418)
	(18,750)	(15,109)	(54,914)	53,143
Other comprehensive income / (loss) for the period, net of tax	(18,750)	(15,866)	(54,914)	53,090

Total comprehensive income / (loss) for the period	1,167,687	985,394	660,122	480,769

Total comprehensive income / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri A.S	1,140,952	962,921	648,985	470,751
Non-controlling interest	26,735	22,473	11,137	10,018
	1,167,687	985,394	660,122	480,769
Total comprehensive income / (loss) attributable to the owners of Turkcell Iletisim Hizmetleri AS arises from:
Continuing operations	1,149,227	954,599	682,014	466,893
Discontinued operations	(8,275)	8,322	(33,029)	3,858
	1,140,952	962,921	648,985	470,751

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	978,804	978,804	22,456	1,001,260
Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	-	-	3,050	-	(18,176)	-	(15,126)	17	(15,109)
Remeasurements of employee termination benefit	-	-	-	-	-	-	(757)	-	-	(757)	-	(757)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	3,050	(757)	(18,176)	-	(15,883)	17	(15,866)
Total comprehensive income/(loss)	-	-	-	-	-	3,050	(757)	(18,176)	978,804	962,921	22,473	985,394
Transfer from legal reserves	-	-	-	-	(17,919)	-	-	-	17,919	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(35,683)	(35,683)
Change in fair value of non-controlling interest	-		-	-	-	-	-	-	-	-	(9,000)	(9,000)
Change in reserve for non-controlling interest put option	-	-	-	-	-	(9,807)	-	-	-	(9,807)	-	(9,807)
Balance at 30 June 2016	2,200,000	-	35,026	269	1,193,433	(495,822)	(15,077)	120,648	12,269,454	15,307,931	41,875	15,349,806

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	1,162,645	1,162,645	23,792	1,186,437
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	2,195	-	(23,888)	-	(21,693)	2,943	(18,750)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	2,195	-	(23,888)	-	(21,693)	2,943	(18,750)
Total comprehensive income/(loss)	-	-	-	-	-	2,195	-	(23,888)	1,162,645	1,140,952	26,735	1,167,687
Transfer to legal reserves	-	-	-	-	355,277	-	-	-	(355,277)	-	-	-
Dividends paid (Note 11)	-	9,294	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(44,228)	(3,034,934)
Balance at 30 June 2017	2,200,000	(56,313)	35,026	269	1,550,481	(492,002)	(41,786)	378,001	10,588,335	14,162,011	39,139	14,201,150

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Six months ended 30 June
	Note	2017	2016
Cash flows from operating activities
Profit before income tax from
Continuing operations		1,186,437	993,959
Discontinued operations		-	7,301
Profit before income tax including discontinued operations		1,186,437	1,001,260

Adjustments for:
Depreciation and impairment of fixed assets and investment property		714,976	606,817
Amortization of intangible assets	9	530,417	415,081
Net finance (income) expense		65,688	(98,867)
Fair value gains on derivative financial instruments		(119,604)	(41,198)
Income tax expense		341,157	205,685
(Gain) on sale of property, plant and equipment		(9,855)	(8,224)
Unrealized foreign exchange (loss)/ gain on operating assets		326,571	(3,094)
Provisions		93,577	72,775
Share of profit of discontinued operations		-	(7,301)
Deferred revenue		174,574	8,355
		3,303,938	2,151,289

Change in trade receivables		463,737	382,380
Change in due from related parties		2,083	5,083
Change in receivables from financial operations		(1,056,707)	(1,002,983)
Change in inventories		(10,827)	(38,518)
Change in other current assets		(646,640)	(86,931)
Change in other non-current assets		991	74,985
Change in due to related parties		1,936,201	(132)
Change in trade and other payables		(3,478,867)	(1,891,907)
Change in other non-current liabilities		841	(88)
Change in employee benefits		17,126	15,934
Change in other working capital		(65,687)	(51,076)
		466,189	(441,964)

Interest paid		(351,876)	(95,161)
Income tax paid		(224,385)	(18,905)
Net cash (used in) operating activities		(110,072)	(556,030)
Cash flows from investing activities
Acquisition of property, plant and equipment	8	(910,510)	(1,323,160)
Acquisition of intangible assets	9	(433,735)	(247,518)
Proceeds from sale of property, plant and equipment and intangible assets		41,227	19,518
Proceeds from derivative financial instruments		-	1,144
Change in advance paid for property, plant and equipment advances		1,245	(652,893)
Change in held to maturity investments		(4,723)	-
Interest received		299,462	321,029
Net cash used in investing activities		(1,007,034)	(1,881,880)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		9,666,015	3,502,645
Proceeds from issuance of bonds		179,272	-
Repayment of borrowings		(8,639,793)	(356,312)
Repayment of bonds		(237,865)	-
Dividends paid to shareholders		(933,997)	(35,683)
Dividends paid to non-controlling interest		(44,228)	-
Dividends received for treasury shares		3,098	-
Capital decrease in subsidiaries		-	(9,000)
Decrease in cash collateral related to loans		-	240,775
Net cash generated by/ (used in) financing activities		(7,498)	3,342,425

Net increase/ (decrease) in cash and cash equivalents		(1,124,604)	904,515

Cash and cash equivalents at 1 January		6,052,352	2,918,796

Effects of foreign exchange rate fluctuations on cash and cash equivalents		66,771	(53,895)

Cash and cash equivalents at 30 June		4,994,519	3,769,416

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2015 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2017 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 27 July 2017.

The Company sold financial loans amounting to TLY 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. The Company transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

Within the scope of the Decree Law No. 683 announced on 23 January 2017, the Company has applied to pay Euro denominated 4.5G license obligation in Turkish Liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017. The last instalment of 4.5G license payable amounting to TL 1,534,702 was paid on 26 April 2017.

The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together. As of 30 June 2017, the Company has recognized TL 86,604 revenue from its operations related to this contract.

During the period the Group transferred its building located in Istanbul, Tepebası from investment property to property, plant and equipment since the asset it is not held to earn rental income or for capital appreciation (Note 8).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity (continued)

As at 23 October 2015, the Company signed a loan agreement package with China Development Bank (“CDB”) for an amount up to EUR 500,000 with 2 years availability period to refinance the Group’s existing loans and for an amount up to EUR 750,000 with 3 years availability period to finance the Group’s procurements from China in relation to infrastructure investments. The total loan package has 10 years final maturity starting from availability period starting date with 3 years grace period and will be paid back in equal instalments. The annual interest rate of the loan is EURIBOR + 2.2%. As at 26 October 2015, the Company utilized EUR 500,000 under this agreement. As at 5 April 2017, the Company utilized an additional EUR 60,000, which will mature on 22 April 2026, under this agreement in relation to Turkcell Superonline infrastructure investments (Note 12).

The sale process of Turkcell Finansman’s 179-day debt securities with a nominal amount of TL 150,000, maturity date of 25 August 2017 and an annual simple interest of 11.8% to qualified investors within Turkey, without public placement was completed on 27 February 2017 (Note 12).
The 174-day debt securities of Turkcell Finansman A.S. with a nominal value of TL 250,000, that was issued to qualified investors without a public offering, was redeemed on 8 June 2017 (Note 12).

On 25 May 2017, the Company’s General Assembly has approved a dividend distribution for the years ended from 2010 to 2016 amounting to TL 3,000,000 (equivalent to $841,633 as at 25 May 2017, date of Ordinary General Assembly Meeting). This represents a gross cash dividend of full TL 1.3636364 (equivalent to full $0.3825604 as at 25 May 2017, date of Ordinary General Assembly Meeting) per share. The dividend will be paid in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders. First instalment was paid during the six month period ended 30 June 2017 amounting to TL 933,997. The Company has paid TL 1,000,000 in total including withholding tax which have been paid in July 2017 (Note 11).

As at 30 June 2017, the Company sold their debt securities issued with a total nominal value of USD 10,000 comprising portion of the debt securities issued previously added to its portfolio, USD 18,000 within the scope of the Board of Director’s buy-back decision dated 27 July 2016 (Note 12).
On 6 July 2017, the Company acquired a land located in Istanbul Kartal for a consideration of TL 116,230, payment of which was made during the six month period ended 30 June 2017 and recognized in other non-current asset as advances given for fixed assets in condensed consolidated          interim financial statements.

2.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated interim financial statements are to be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2016 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the six months ended 30 June 2017 as set out in Note 3.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows. Since the Company acts as principal in relation to the agreement signed with the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications (Note 1), revenue and operating costs are reported on a gross basis in these condensed consolidated interim financial statements.

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 30 June 2017

-
Amendments to IAS 7, ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-
Amendments IAS 12, ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments on the recognition of deferred tax assets for unrealised losses clarify how to account for deferred tax assets related to debt instruments measured at fair value.

ii)	Standards, amendments and interpretations effective after 30 June 2017

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-
IFRS 9, ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-
IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 30 June 2017

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

The Company is continuing to analyze the effects of the IFRS 15 implementation on financial statements, accounting processes and internal controls but a reliable estimate of the quantitative effects will be possible once the project has been completed. The main effect on the Company’s consolidated financial statements from implementation of the standard will relate to identification of separate performance obligations, the determination of standalone selling prices and its relative allocation. These are not expected to change the total revenue recognized, but may change the timing of revenue recognition. The Company currently performs fair value allocation of the identified elements for bundled packages that combine multiple goods and services based on their respective fair values as well as capitalization and recognition of expenses for customer acquisition costs over the customer retention period; therefore no material impact is expected with respect to these areas as result of the adoption of the standard. The Company plans to adopt the modified retrospective approach so that contracts that are not completed by 1 January 2018 will be accounted for as if they have been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transaction will be recognized as an adjustment to the opening balance of Equity in the year of initial application. Prior period comperative financial statements will not be restated.

-
IFRS 16, ‘Leases’, effective from annual periods beginning on or after 1 January 2019 with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied. This standard replaces the current guidance in IAS 17 and is a far-reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company expects that IFRS 16 will affect the recognition of operating lease contracts. Nevertheless, the Company has not yet fully determined the effects of the lease contracts on the financial statements in the consolidated financial statements. The Company is planning to implement IFRS 16 on 1 January 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 30 June 2017

-
Amendment to IAS 40, Investment property’ relating to transfers of investment property, effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-	Annual improvements 2014-2016;

•	IFRS 1,” First-time adoption of IFRS”, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

•	IAS 28,”Investments in associates and joint ventures” regarding measuring an associate or joint venture at fair value effective 1 January 2018.

•
IFRS 12,”Disclosure of interests in other entities” regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

-
IFRIC 22, “Foreign currency transactions and advance consideration”, effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey, and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however the Board of Directors may transfer the authorities, other than recognized by the law, to the Chief Executive Officer and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S.(“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman AS (“TFS”) and Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”).

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by International Financial Reporting Standards as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit for the period is provided in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	7,365,586	5,935,720	505,852	400,658	529,552	262,896	(32,370)	(15,802)	8,368,620	6,583,472
Inter-segment revenue	(15,839)	(7,813)	(16,527)	(7,883)	(4)	(106)	32,370	15,802	-	-
Revenues from external customers	7,349,747	5,927,907	489,325	392,775	529,548	262,790	-	-	8,368,620	6,583,472
Adjusted EBITDA	2,567,094	1,839,233	126,338	106,580	165,145	84,449	(1,670)	561	2,856,907	2,030,823

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	3,802,892	3,008,205	257,805	203,761	273,249	155,811	(17,928)	(9,687)	4,316,018	3,358,090
Inter-segment revenue	(8,545)	(4,766)	(9,388)	(4,819)	5	(102)	17,928	9,687	-	-
Revenues from external customers	3,794,347	3,003,439	248,417	198,942	273,254	155,709	-	-	4,316,018	3,358,090
Adjusted EBITDA	1,297,927	923,137	66,002	53,025	93,687	53,144	(587)	10	1,457,029	1,029,316

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Six months ended		Three months ended
	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Profit for the period	1,186,437	1,001,260	715,036	427,679

Add(Less):

Profit/(loss) from discontinued operations	-	(7,301)	-	7,879

Profit from continuing operations	1,186,437	993,959	715,036	435,558
Income tax expense	341,157	205,685	183,943	62,251
Finance income	(443,419)	(383,706)	(241,925)	(162,459)
Finance costs	494,204	195,671	146,120	140,671
Other income	(32,091)	(45,352)	2,887	(39,347)
Other expenses	65,226	42,668	33,936	25,559
Depreciation and amortization	1,245,393	1,021,898	617,032	567,083
Consolidated adjusted EBITDA	2,856,907	2,030,823	1,457,029	1,029,316

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs

Net finance income/ (costs) amounts to TL (50,785), TL 188,035, TL 95,805 and TL 21,788 for the six and three months ended 30 June 2017 and 2016, respectively.
Finance income for the six months ended 30 June 2017 is mainly attributable to interest income from contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and discount interest income on dividends payable.
Finance costs for the six months ended 30 June 2017 is mainly attributable to financing costs of borrowings and derivative financial instruments.

Net foreign exchange losses mainly include foreign exchange losses on borrowings amounting to TL 281,660 and foreign exchange gains on bonds issued amounting to TL 3,145, respectively whereas the Company recognized foreign exchange gains amounting to TL 73,516 from its operations.

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended 30 June 2017 is 22%, compared to 17% for the six months ended 30 June 2016. The increase in effective tax rate is resulted from the differences between estimations in previous year’s and current period’s tax deductions and exemptions.
Effective tax rates for the three months ended 30 June 2017 and 2016 are 20% and 13% respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 30 June 2017
Network infrastructure (All operational)	13,897,308	176,777	(211,541)	624,338	-	65,223	-	14,552,105
Land and buildings	519,702	15,469	-	7,276	-	593	64,594	607,634
Equipment, fixtures and fittings	617,732	38,056	(7,496)	1,120	-	900	-	650,312
Motor vehicles	34,136	2,307	(1,306)	-	-	87	-	35,224
Leasehold improvements	311,761	1,785	(4,688)	340	-	181	-	309,379
Construction in progress	566,523	694,165	-	(633,074)	-	2,761	-	630,375
Total	15,947,162	928,559	(225,031)	-	-	69,745	64,594	16,785,029

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	652,885	(184,464)	-	9,736	47,649	-	7,369,386
Land and buildings	159,351	10,919	-	-	244	305	22,366	193,185
Equipment, fixtures and fittings	497,606	25,032	(4,145)	-	22	715	-	519,230
Motor vehicles	30,252	1,011	(1,255)	-	-	103	-	30,111
Leasehold improvements	220,668	13,806	(4,064)	-	-	217	-	230,627
Total	7,751,457	703,653	(193,928)	-	10,002	48,989	22,366	8,342,539

Total property, plant and equipment	8,195,705	224,906	(31,103)	-	(10,002)	20,756	42,228	8,442,490

Depreciation expenses for the six and three months ended 30 June 2017 were TL 713,655 and TL 349,014 respectively including impairment losses and recognized in direct cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the six and three months ended 30 June 2017 amounted to TL 10,002 and TL 3,743 respectively and are included in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Intangible assets

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 June 2017
GSM and other telecommunication operating licenses	8,039,431	1,122	-	69,921	-	18,926	8,129,400
Computer software	6,076,405	168,519	(6,155)	232,663	-	5,603	6,477,035
Transmission lines	71,602	85	-	-	-	-	71,687
Central betting system operating right	11,981	-	-	-	-	-	11,981
Indefeasible right of usage	46,017	-	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	38,321	2,579	-	-	-	-	40,900
Construction in progress	142,875	261,430	-	(302,584)	-	2,650	104,371
Total	14,482,018	433,735	(6,155)	-	-	27,179	14,936,777

Accumulated amortization
GSM and other telecommunication operating licenses	1,878,895	268,358	-	-	-	10,728	2,157,981
Computer software	4,237,996	252,964	(5,886)	-	-	3,780	4,488,854
Transmission lines	58,203	1,759	-	-	767	-	60,729
Central betting system operating right	10,588	457	-	-	-	-	11,045
Indefeasible right of usage	18,785	1,690	-	-	-	-	20,475
Brand name	5,808	352	-	-	-	-	6,160
Customer base	11,286	269	-	-	-	-	11,555
Other	24,468	3,801	-	-	-	-	28,269
Total	6,246,029	529,650	(5,886)	-	767	14,508	6,785,068

Total intangible assets	8,235,989	(95,915)	(269)	-	(767)	12,671	8,151,709

Amortization expense on intangible assets other than goodwill for the six and three months ended 30 June 2017 amounted to TL 530,417 and TL 267,357, respectively including impairment losses and are recognized in cost of revenues.
Impairment losses on intangible assets for the six and three months ended 30 June 2017 amounted to TL 767 and TL 171 respectively and recognized in amortization expense.
Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 66,306 and TL 33,955 respectively, for the six months and three months ended 30 June 2017.

Research expenditure related to internally generated software capitalized for the six and three months ended 30 June 2017 amounting to TL 16,330 and TL 8,509, respectively and are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. Comparative period in the condensed consolidated interim statement of profit or loss and other comprehensive income and the condensed consolidated interim statement of cash flows are restated to reflect the classification of Fintur as discontinued operation.

11.	Equity

Dividends

Turkcell:

On 25 May 2017, the Company’s General Assembly has approved a dividend distribution for the years ended from 2010 to 2016 amounting to TL 3,000,000 (equivalent to $841,633  as at 25 May 2017, date of Ordinary General Assembly Meeting), This represents a gross cash dividend of full TL 1.3636364 (equivalent to full $0.3825604 as at 25 May 2017, date of Ordinary General Assembly Meeting) per share. The dividend will be paid in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders. First installment was paid during the six month period ended 30 June 2017 amounting to TL 933,997. The Company will pay TL 1,000,000 in total including withholding tax which have been paid in July 2017.

Azerinteltek:

According to resolution of the General Assembly Meeting of Azerinteltek held in 13 February 2017, Board of Directors decided to pay dividend amounting to AZN 3,778 (equivalent to TL 8,003 as at 30 June 2017) from the profit realized for the fourth quarter of 2016. Dividend payments were completed in 2017.

According to resolution of the General Assembly Meeting of Azerinteltek held in 27 April 2017, Board of Directors decided to pay advance dividend amounting to AZN 3,098 (equivalent to TL 6,489 as at 30 June 2017) from the profit realized for the first quarter of 2017. Dividend payments were completed in 2017.
Inteltek:

According to the resolution of the General Assembly Meeting of Inteltek held on 31 March 2017, General Assembly resolved to pay dividend amounting to TL 63,528 from the profit realized in 2016 (remaining amount after deducting advance dividends for the period of January-June 2016 amounting to TL 20,455) and dividend from legal reserves which exceeds legal limit mentioned under the Law amounting to TL 11,585 until 31 December 2017. Dividend payments were completed in 2017.
12.	Borrowings

	30 June 2017	31 December 2016
Non-current liabilities
Unsecured bank loans	5,491,941	5,300,756
Secured bank loans	2,915	3,580
Finance lease liabilities	42,750	41,539
Debt securities issued	1,617,948	1,589,227
	7,155,554	6,935,102
Current liabilities
Unsecured bank loans	2,680,296	1,581,135
Current portion of long-term unsecured bank loans	1,107,561	922,867
Current portion of long-term secured bank loans	2,005	2,054
Current portion of long-term finance lease liabilities	8,498	6,575
Current portion of long-term debt securities issued	96,078	94,473
Debt securities issued	147,430	238,956
	4,041,868	2,846,060

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2017			31 December 2016
	Currency	Interest rate type	Nominal interest rate	Payment Period	Carrying amount	Nominal interest rate	Payment Period	Carrying amount

Unsecured bank loans	USD	Floating	Libor+1.3%-Libor+2.0%	2017-2020	1,929,235	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2017-2026	4,553,366	Euribor+1.2%-Euribor+2.2%	2017-2025	3,593,110
Unsecured bank loans	TL	Fixed	10.4%-13.8%	2017-2019	2,264,269	10.4%-12.6%	2017-2018	1,819,944
Unsecured bank loans	UAH	Fixed	11.5%-14%	2017	532,928	13.5%-18.6%	2017	407,171
Secured bank loans (*)	BYN	Fixed	12-16%	2017-2020	4,920	12%-16%	2017-2020	5,634
Debt securities issued	USD	Fixed	5.8%	2017-2025	1,714,026	5.8%	2017-2025	1,683,700
Debt securities issued	TL	Fixed	11.8%	2017	147,430	10.7%	2017	238,956
Finance lease liabilities	EUR	Fixed	3.4%	2018-2024	45,322	3.4%	2017-2024	48,034
Finance lease liabilities	USD	Fixed	18%-28%	2017-2018	44	18%-28%	2017-2018	80
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2017-2020	5,882	-	-	-
					11,197,422			9,781,162

(*)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments

Impairment losses

Movement in the provision for impairment of trade receivables and due from related parties that are assessed for impairment collectively for the six months ended 30 June 2017 is as follows:

30 June 2017
Opening balance	964,311
Impairment loss recognized	197,077
Collections	(116,195)
Effect of exchange differences	1,134
Amounts written-off	(3,354)
Closing balance	1,042,973

The provision for impairment with respect to due from related parties is TL 150 as at
30 June 2017.

Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the six months ended 30 June 2017 is as follows:

30 June 2017
Opening balance	10,170
Impairment loss recognized	18,599
Collections	(5,905)
Closing balance	22,864

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties-current	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057
	842,933	449,561
Foreign currency denominated liabilities
Loans and borrowings-non current	(483,910)	(959,482)
Debt securities issued-non- current	(451,588)	-
Other non-current liabilities	(99,273)	-
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	-
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)
	(1,317,126)	(1,407,793)
Exposure related to derivative instruments
Participating cross currency swap contracts	250,000	500,000
Currency swap contracts	7,960	25,000
Currency forward contracts	(30,071)	-
Net exposure	(246,304)	(433,232)

	30 June 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,131
Due from related parties-current	584	195
Trade receivables and accrued income	25,043	58,259
Other current assets	50,715	12,462
Cash and cash equivalents	857,211	241,012
	933,625	314,059
Foreign currency denominated liabilities
Loans and borrowings-non current	(452,234)	(969,631)
Debt securities issued-non- current	(461,335)	-
Other non-current liabilities	(103,703)	-
Loans and borrowings-current	(97,870)	(179,179)
Debt securities issued-current	(27,396)	-
Trade and other payables-current	(130,477)	(25,074)
Due to related parties	(471)	(185)
	(1,273,486)	(1,174,069)

Exposure related to derivative instruments
Participating cross currency swap contracts	293,000	545,000
Currency swap contracts	60,483	83,250
Net exposure	13,622	(231,760)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 June	30 June	30 June	31 December
	2017	2016	2017	2016

USD/TL	3.6145	2.8969	3.5071	3.5192
EUR/TL	3.9180	3.2232	4.0030	3.7099
USD/BYN (*)	1.8948	20,125	1.9336	1.9585
USD/UAH	26.7830	25.5340	26.0990	27.1909

(*) The official currency of the Republic of Belarus has redenominated on 1 July 2016. As a result,
BYR 10,000 has become BYN 1 starting from 1 July 2016.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is           composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 30 June 2017 and
31 December 2016 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2017	31 December 2016

USD	(4,777)	86,679
EUR	92,774	160,725

10% weakening of the TL, UAH, BYN against the following currencies as at 30 June 2017 and
31 December 2016 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2017	31 December 2016

USD	4,777	(86,679)
EUR	(92,774)	(160,725)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2017 and 31 December 2016 on a recurring basis:

	Fair values
	30 June 2017	31 December 2016	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	5,033	611	Level 2	Pricing models based on discounted cash flow analysis using the observable yield curve
Participating cross currency swap contracts (*)	495,950	382,054	Level 3	Pricing models based on discounted cash flow analysis using the unobservable yield curve
Currency forward contracts	-	(1,286)	Level 2	Pricing models based on period end foreign currency rates.
Consideration payable in relation to acquisition of Belarusian Telecom (**)	(310,336)	(295,062)	Level 3	Net present value

There were no transfers between levels during the period.
The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 June 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values (continued)

(*)
Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000 and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000,  was combined into one contract as of  26 May 2017 and the maturity of the contracts was extended to 23 October 2025. Additionally, cross currency swap contracts include EUR-TL interest and participating cross currency swap contracts nominal value of EUR 45,000 and USD-TL interest and currency swap contracts amounting to nominal value of USD 43,000 in total. Regarding these contracts, TL 49,177 accrual of interest expense and TL 9,491 accrual of interest income has been reflected to condensed consolidated interim financial statements as at 30 June 2017 (31 December 2016: TL 40,367 and TL 8,220 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 49,323 lower as at 30 June 2017 (31 December 2016: TL 23,291).

(**)
Discount rate of 4.5% was used for the present value calculation of the consideration payable in relation to acquisition of Belarusian Telecom as at 30 June 2017 (31 December 2016: 5.6%). Company management expects consideration to be paid with an amount of USD 100,000 during the first quarter of 2020 (31 December 2016: the first quarter of 2020).

The following table presents the changes in level 3 instruments for the six months ended 30 June 2017:

Participating cross currency swap contracts:

30 June 2017
Opening balance	382,054
Total gains or losses:
in profit or loss	113,896
Closing balance	495,950

Consideration payable in relation to acquisition of Belarusian Telecom:

30 June 2017
Opening balance	(295,062)
Total gains or losses:
in profit or loss	(15,274)
Closing balance	(310,336)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 June 2017	31 December 2016	Unobservable Inputs	30 June 2017	31 December 2016	Relationship of unobservable inputs to fair value

Contingent consideration	310,336	295,062	Risk-adjusted discount rate	4.5%	5.6%	A change in the discount rate by 100 bps would increase / decrease FV by TL (8,029) and TL 8,323 respectively.
			Expected settlement date	first quarter of 2020	first quarter of 2020	If expected settlement date changes by 1 year FV would increase / decrease by TL (13,483) and TL 14,135 respectively.

Carrying amounts of financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

14.	Guarantees and purchase obligations

As at 30 June 2017, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amounted to TL 694,567 (31 December 2016: TL 915,868). Realizations for these commitments are going to be made within 5 year period.

As at 30 June 2017, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 3,054,685 as at 31 December 2016 (31 December 2016: TL 2,370,723).

As at 30 June 2017, the Company’s commitments regarding lifecell’s 3G license purchases amounted to UAH 218,325 (equivalent to TL 29,337 as at 30 June 2017).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies

15.1	Dispute on Treasury Share Amounts

According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay  90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry of Transport, Maritime Affairs and Communications. The Company is also obliged to pay once a year 0.35% of its gross sale as the Authority contribution share.

The Undersecretariat of Treasury alleged that Company made deficient treasury payments in the past and sent requests for payment and BTK requested penalty fee over the alleged underpaid treasury share amounts. The Company objected to these claims and initiated legal processes which are still pending. The maximum loss of the Company, excluding the interest for late payment arising from these disputes, for 2G Concession Agreement and 3G Concession Agreement could be TL 425,893 and TL 49,634, respectively.

Based on the management opinion, an outflow of resources embodying economic benefits to settle the obligation is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2017 (31 December 2016: None).

15.2	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting to TL 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed 60 lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company, in some of the cases, The Court decided partially in favour of the Company, in some of the cases, The Court decided in favour of the Tax Office. The parties appealed the decisions regarding the parts against them.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. No provision for the aforementioned amount is recognized in the condensed consolidated interim financial statements so that it was shown in other receivables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.2	Dispute on Special Communication Tax (continued)

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011; accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. Within this scope the Company submitted the waiver petition to the Tax Office for the cases related with the restructuring SCT amount. The Council of State decided that there is no need to grant a decision regarding the appeal process by the reason of waiver. On the other hand, Tax Office rejected the application for the restructuring of the SCT regarding the dispute on the tax amount for the year 2011. The Company filed a case for the stay of execution and cancellation of aforementioned rejection act of Tax Office for the year 2011. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The case is pending.

On the other hand, the appeal process is pending in the cases filed for the cancellation of the fined tax assessment prepared for the year 2011.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and no notification has been received regarding the result of the investigation by the Company.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the condensed consolidated interim financial statements as at and for the period ended 30 June 2017 amounting to TL 14,866 (31 December 2016: TL 14,866).

15.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011, 2012, 2013 and 2014 which are the key input for the calculation and payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 4 separate administrative fines to the Company amounting TL 11.240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and a usage fee which was claimed to have been paid deficiently. The cases are pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 113,353. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated. The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated 13 October 2014 and the consolidated case dated 23 December 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report and the Court decided to take an additional expert report. The expert committee submitted their additional report to the Court. The additional expert report is in favor of the Company. For the case dated 3 March 2015, the expert report has been notified to the Company. The expert committee has requested additional information and documents from the parties with this report. The Parties submitted their objections and declarations against the expert report and the Court decided to take an additional expert report. The cases are pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2017 (31 December 2016: None).

15.4	Disputes regarding the Law on the Protection of Competition

With the decision dated 6 June 2011 and numbered 230 established on the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and infringements of Article 4 and 6 of the Law No. 4054, it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed in the Council of State for the stay of execution and the cancellation of the execution of Article 4 and 6 by the Company. The case is still pending.

On 8 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order on 13 March 2012. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Dogan Dagitim Satis Pazarlama Odeme Aracilik ve Tahsilat Sistemleri A.S. filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.4	Disputes regarding the Law on the Protection of Competition (continued)

Mobiltel İletisim Hizmetleri Sanayi ve Ticaret A.S. filed a lawsuit against the Company on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The Court decided to take expert report in the case. The lawsuit is pending.

Pamuk Elektronik whose dealership agreement was terminated initiated a lawsuit with a claim of a compensation three times of its alleged damages due to the Company’s actions falling within the scope of the Competition Board’s administrative monetary fine in the amount of TL 91,942 and also with a compensation claim in the amount of TL 2,100 due to the alleged unjust termination of the agreement. The Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. The decision was finalized by satisfying the appeal process and correction of the decision process. Subsequently, Pamuk Elektronik initiated an arbitration case against the Company with a compensation claim in the amount of TL 1.100. The case is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2017 (31 December 2016: None).

15.5	Other ongoing lawsuits

Within condensed consolidated interim financial statements prepared as of 30 June 2017, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2017 (31 December 2016: None).

Subject	Anticipated maximum risk (excluding accrued interest)	Provision
Disputes related with ICTA	22,544	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers and members of board of directors.

As at 30 June 2017 and 2016, none of the Group’s executive officers has outstanding loans due to the Group.

In addition to their salaries, the Group also provides non-cash benefits to executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel for the six and three months ended 30 June 2017 and 2016 are TL 26,481, TL 27,999, TL 13,657 and TL 16,093 respectively as listed below;

	Six months ended		Three months ended
	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Short-term benefits	25,120	23,813	12,934	12,929
Termination benefits	1,129	4,020	592	3,077
Long-term benefits	232	166	131	87
	26,481	27,999	13,657	16,093

Transactions with related parties

	Six months ended		Three months ended
Revenues from related parties	30 June 2017	30 June 2016	30 June 2017	30 June 2016
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	11,541	13,244	6,285	6,821
Sales to Teliasonera International Carrier AB (“Telia”)
Telecommunications services	4,329	5,188	1,979	3,076
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	3,650	13,691	2,164	6,220
Sales to PJSC MegaFon (“Megafon”)
Telecommunications services	2,199	6,273	1,225	1,595
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunications services	562	1,193	286	604
Sales to Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)
Call center, fixed line services, rent and interest charges	-	2,217	-	1,096
Sales to Millenicom Telekomunikasyon AS (“Millenicom”) (**)
Telecommunications services	-	997	-	-
Sales to other related parties	2,390	5,133	1,420	3,840
	24,671	47,936	13,359	23,252

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Related parties (continued)
Transactions with related parties (continued)

	Six months ended		Three months ended
Related party expenses	30 June 2017	30 June 2016	30 June 2017	30 June 2016
Charges from Kyivstar
Telecommunications services	18,017	20,278	9,671	10,488
Charges from Hobim Bilgi Islem Hizmetleri AS (“Hobim”)
Invoicing and archiving services	16,993	15,133	8,868	8,586
Charges from Vimpelcom
Telecommunications services	3,222	1,102	2,129	562
Charges from Telia
Telecommunications services	2,654	742	2,336	(139)
Charges from Megafon
Telecommunications services	2,044	1,131	1,364	508
Charges from Azercell
Telecommunications services	341	258	183	246
Charges from Krea (*)
Digital television broadcasting services	-	5,975	-	2,987
Charges from Millenicom (**)
Telecommunications services	-	180	-	-
Charges from other related parties	4,504	4,645	2,341	2,599
	47,775	49,444	26,892	25,837

(*)          Revenues and expenses from Krea include transactions until 26 August 2016.
(**)          Revenues and expenses from Millenicom include transactions until 21 January 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Subsidiaries

Subsidiaries of the Company as at 30 June 2017 and 31 December 2016 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2017 (%)	2016 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services	100	100
Lifecell	Ukraine	Telecommunications	100	100
TFS	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28
Turkcell Enerji (1)	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	-

(1)
Turkcell Enerji, that will be engaged in electricity energy trade, wholesale sales and retail sales was incorporated on 20 February 2017. The Company is a wholly owned subsidiary of Turktell and  has obtained its electricity supply license upon approval from Energy Market Regulatory Authority (“EMRA”) as at 11 May 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Subsequent events

Turkcell Odeme operating under “Paycell” brand has been authorized by the Banking Regulation and Supervision Agency (“BRSA”) to operate as an “electronic money institution” and to provide intermediation service for invoice payments. The decision was published in the Official Gazette on
22 July 2017.

As at 24 July 2017, the Company sold their debt securities issued with a total nominal value of
USD 3,000, comprising portion of the debt securities issued previously added to its portfolio,
USD 18,000 within the scope of the Board of Director’s buy-back decision dated 27 July 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 28, 2017	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 28, 2017	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 28, 2017	By:	s/Hande Sindel Erel
	Name:	Hande Sindel Erel
	Title:	Finance Director